Exhibit 99.2

ATA Inc. Agrees To Sell Its Wholly Owned Subsidiary ATA Online (Beijing) Education Technology Co., Ltd. To The Buyer Group — Detailed Transaction Summary

On  February 6, 2018, ATA Inc. (“ATA” or the “Company”) entered into a share purchase agreement (the “Share Purchase  Agreement”) with Delta Horizon Limited (“CDH Entity 1”) and Alpha Metric Horizon Limited (“CDH Entity 2”, together with CDH Entity 1, collectively, the “CDH Entities”), each an entity affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing; New Beauty Holdings Limited ( “New Beauty Holdings”), a company controlled by Mr. Kevin Xiaofeng Ma, ATA’s Chairman and Chief Executive Officer; and four entities owned and controlled by certain management members (the “Management Entities”, together with the CDH Entities and New Beauty Holdings, collectively, the “Buyer Group”) of ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), a wholly owned subsidiary of the Company incorporated under the laws of the People’s Republic of China (the “PRC” or “China”).

Subject to the satisfaction or waiver of all of the conditions precedent set forth in the Share Purchase Agreement, the Buyer Group will acquire all of the equity interests in ATA Online for aggregate cash consideration of US$200 million to ATA. Following the consummation of the transaction, ATA Online will be wholly owned by CDH Investments, Mr. Kevin Xiaofeng Ma and the Management Entities.

No vote of ATA’s shareholders is required or will be conducted to approve the transactions contemplated by the Share Purchase Agreement.

Background

Under the Share Purchase Agreement, the Buyer Group has agreed to acquire all of the outstanding equity interests of ATA Online currently held directly or indirectly by ATA (the “Transaction”) for a total consideration of US$200,000,000 in cash (the “Consideration”). The Consideration represents a 87.4% premium over ATA’s market capitalization (calculated based on the closing trading price of ATA’s American depositary shares, or ADSs, on February 6, 2018). Mr. Kevin Xiaofeng Ma and New Beauty Holdings will act as guarantors for the Management Entities’ payment obligations under the Share Purchase Agreement, and Mr. Kevin Xiaofeng Ma will also act as guarantor for New Beauty Holdings’ payment obligations under the Share Purchase Agreement, each as further described below. Mr. Kevin Xiaofeng Ma will also cause his designee to pay a cash deposit in the amount of US$20,000,000 (the “Deposit”) to ATA’s wholly-owned subsidiary ATA Testing Authority (Holdings) Limited (“ATA BVI”) within seven (7) business days of the date of the Share Purchase Agreement, as collateral and security for the payment obligations of the Buyer Group under the Share Purchase Agreement. In addition, concurrently with the execution of the Share Purchase Agreement, the Buyer Group has entered into two debt financing commitment letters with China Merchants Bank and an equity commitment letter with CDH Investments with respect to the financing of the Consideration.

Certain members of ATA’s board of directors (the “Board of Directors”) and of ATA’s management have interests that may present actual or potential conflicts of interest in connection with the Transaction. The Board of Directors formed a special committee (the “Special Committee”) comprised of two independent directors, Alec Tsui and Hope Ni, to evaluate the Transaction in August 2017. The Special Committee retained Duff & Phelps Securities, LLC and Duff & Phelps, LLC, (collectively, “Duff & Phelps”) as its financial advisor, and Morgan, Lewis & Bockius LLP (“Morgan Lewis”) as its U.S. legal counsel in connection with the review and evaluation of the Transaction.

With assistance from Duff & Phelps, the Special Committee conducted a market check with potential buyers including six potential strategic buyers and ten potential financial buyers over a period of around two months. No competing proposal was submitted to the Special Committee as of the end of the market check period and as of the date hereof. The Special Committee also engaged multiple rounds of price negotiation with the Buyer Group, and successfully increased the Consideration to US$200,000,000 from the originally proposed US$150,000,000, representing a 33% increase from the original proposal of the Buyer Group.

On February 6, 2018, at a meeting of the Special Committee to evaluate the Transaction, Duff & Phelps rendered its oral opinion, subsequently confirmed in writing, to the Special Committee, to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the Consideration proposed to be received by ATA for the sale of ATA Online was fair, from a financial point of view, to the unaffiliated shareholders of ATA.

On February 6, 2018, the Special Committee unanimously resolved to approve the Share Purchase Agreement and the Transaction, and recommended that the Board of Directors approve the proposed Share Purchase Agreement and the Transaction. On February 6, 2018, the Board of Directors, acting upon the unanimous recommendation of the Special Committee, approved the Transaction, the Share Purchase Agreement and related transaction documents.

Summary of Share Purchase Agreement

Pursuant to the Share Purchase Agreement, (i) at the first closing of the Transaction (the “First Closing”), (A) 100% of the equity interest of Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao”) (holding 10% of the equity interest of ATA Online), a limited liability company incorporated under the laws of the PRC and wholly-owned by Xing Wei Institute (Hong Kong) Limited (“Xing Wei”), a company incorporated under the laws of Hong Kong and wholly-owned by ATA, will be transferred to CDH Entity 1 for a consideration of US$20,000,000 (the “Zhongxiao Consideration”), and (B) 7.5% of the equity interest of ATA Online will be transferred to CDH Entity 2 for a consideration of US$15,000,000 (the “7.5% ATA Online Consideration”, together with the “Zhongxiao Consideration”, the “First Closing Consideration”); (ii) at the second closing of the Transaction (the “Second Closing”), 31.5% of the equity interest of ATA Online will be transferred to the Management Entities for a consideration of US$63,000,000 (the “Second Closing Consideration”), and (ii) at the third closing of the Transaction (the “Third Closing”), 100% of the equity interest of ATA Learning (Beijing) Inc. (“ATA Learning”, holding 51% of the equity interest of ATA Online), a limited liability company incorporated under the laws of the PRC and wholly-owned by ATA BVI, will be transferred to New Beauty Holdings for a consideration of US$102,000,000 (the “Third Closing Consideration”). Zhongxiao and ATA Learning will be sold on a cash-free, debt-free basis while ATA Online will be sold on an as-is, where-is basis in the Transaction.

The First Closing is expected to take place within thirty (30) business days of the date of the Share Purchase Agreement.  The Second Closing is subject to the satisfaction of various conditions precedent in the Share Purchase Agreement, including the consummation of the First Closing and the pledge of the CDH Entities’ then equity interest in ATA Online to the related debt financing sources, and is currently anticipated to take place within 2 months from the date of the First Closing. The Third Closing is also subject to the satisfaction of various conditions precedent in the Share Purchase Agreement, including the distribution of certain portion of the paid Consideration to ATA BVI or its designee as dividend prior to the Third Closing after clearing related governmental approvals from relevant PRC tax authorities and foreign exchange banks, and is currently anticipated to take place within 2-3 months from the date of the Second Closing.

The First Closing, the Second Closing and/or the Third Closing of the Transaction are not certain. There is no assurance that all conditions precedent to the First Closing, the Second Closing and/or the Third Closing will be satisfied or waived. There is also no assurance that the Third Closing will happen even if and after the First and/or the Second Closing happens. If the Third Closing does not happen while the First and Second Closings have happened and the 7.5% ATA Online Consideration and the Second Closing Consideration have been distributed to ATA BVI as dividend, we would incur up to approximately US$27.35 million taxes and approximately US$ 3 million of other expenses. Once incurred, it is unlikely that we would be able to recoup such taxes and expenses even if the parties unwind the entire transaction after the termination of the Share Purchase Agreement. In such case, we would be obligated to refund the First and Second Closing Considerations to the relevant buyer(s), but we would be entitled to deduct such taxes and expenses from the Deposit, and if the Deposit is insufficient to cover such taxes and expenses, then either (A) such taxes and expenses will be indemnified by New Beauty Holdings, or (B) the portion of the Second Closing Consideration payable to the Management Entities shall be deducted by the difference between (i) such taxes and expenses, and (ii) the Deposit, and we shall be released from any liability therefrom.

The Share Purchase Agreement may be terminated by the Buyer Group and ATA upon mutual agreement, or by the Buyer Group or ATA if the Third Closing has not occurred on or prior to six (6) months from the signing date of the Share Purchase Agreement or if there is a governmental order prohibiting the Transaction, or by the Buyer Group if ATA breaches the Share Purchase Agreement, in which case ATA BVI is obligated to return the Deposit to Mr. Mr. Kevin Xiaofeng Ma or his designee. The Share Purchase Agreement may also be terminated by ATA if the Buyer Group breaches the Share Purchase Agreement or fails to close the First Closing, the Second Closing or the Third Closing after the related conditions precedents are satisfied or waived, in which case ATA BVI is entitled to retain the Deposit. The Share Purchase Agreement may also (i) be terminated by ATA prior to the Third Closing if ATA enters into an alternative agreement with respect to a superior proposal, or (ii) terminated by the Buyer Group if the Special Committee has approved a superior proposal or enters into an alternative agreement with respect to such superior proposal, in which case, in addition to ATA BVI’s returning the Deposit to Mr. Kevin Xiaofeng Ma or his designee, ATA is also obligated to, before or concurrently with the termination of the Share Purchase Agreement, pay a termination fee equal to US$5,000,000 to the Buyer Group.

The sale of ATA Online is not subject to any material regulatory approvals under applicable PRC laws and regulations, other than (1) the regular filings and registrations of the change of shareholder and update of business license of ATA Learning and Zhongxiao, respectively, and (2) approvals for distribution of certain portion of the Consideration to ATA BVI or its designee as dividend prior to the Third Closing, with/from the PRC Ministry of Commerce, State Administration for Industry and Commerce, tax authorities, foreign exchange banks and other PRC governmental authorities, as applicable. The sale of ATA Online is not subject to any material regulatory approvals under the applicable Cayman Islands laws and regulations.

The Board’s Plans for ATA Following the Transaction

If the Transaction is completed, ATA will no longer conduct its testing development and delivery business that is operated by ATA Online. For the fiscal year ended March 31, 2017, ATA Online contributed approximately 98% of ATA’s revenue and nearly 100% of ATA’s positive bottom line contribution. As part of the Transaction, ATA Learning will transfer the assets and businesses related to (i) Nanjing University Project Shuang Chuang, (ii) Research Project with Education and Research Institute of Tsinghua University, (iii) 30.78% equity interests in Beijing Satech Internet Educational Technology Ltd. and (iv) 33% equity interests in Master Mind Education Company back to ATA.

In addition, following the closing of the Transaction, ATA will continue to expand its K-12 assessment content and instruments development business through ATA’s subsidiary Muhua Shangce Learning Data & Technology (Beijing) Limited and will also continue to own and lease out 2,124 square meters of office space at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China.

ATA currently also owns minority equity interests in the following education technology companies: Beijing Empower Education Online, Co., Ltd., ApplySquare Education & Technology Co., Ltd., Beijing GlobalWisdom Information Technology Co., Ltd., Brilent, Inc., Beijing Satech Internet Educational Technology Ltd. and Master Mind Education Company.

ATA’s reporting obligations as a SEC-registered public company will not be affected as a result of the consummation of the Transaction. However, following the consummation of the Transaction, ATA will have sold substantially all of its operations and subsequently may fail to satisfy the continued listing standards of the NASDAQ Global Market, which would result in its ADSs being delisted from that market.

ATA will continue to work to maximize shareholder interests with a goal of returning value to shareholders. Following the closing of the Transaction, ATA will focus on its assessment content and instrument development businesses in K-12 and higher education areas. The Company currently intends to use the proceeds received from the Transaction to fund one or more of the following items: (1) potential mergers and acquisitions targets in the education sector; (2) the development and expansion of ATA’s retained business in assessment content and instruments development in K-12 and higher education areas; (3) support to the Nanjing University Project Shuang Chuang and Research Project with Education and Research Institute of Tsinghua University; and/or (4) dividends to ATA’s shareholders.

Shareholder Information Relating to the Transaction

To share value with ATA’s shareholders, ATA’s Board of Directors has preliminarily approved to use a portion of the proceeds received from the Transaction to pay a cash dividend to the shareholders subject to compliance with Cayman Islands and PRC laws. However, the timing and amount of any cash dividend has not been decided, and may vary depending on several factors, including the progress of the Transaction, funding need for ATA’s remaining business and mergers and acquisitions plans, as well as any contingent liabilities or other unforeseen matters.

The sale of ATA Online will not alter the rights, privileges or nature of ATA’s issued and outstanding shares (“Shares”). A shareholder who owns ATA’s Shares or ADSs immediately prior to the closing of the Transaction will continue to hold the same number of Shares or ADSs immediately following the closing. The Transaction is not a first step in a “going private” transaction under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended.

If the Transaction is not completed, ATA will continue to conduct ATA Online-related businesses and may consider and evaluate other strategic opportunities. In such a circumstance, there can be no assurances that ATA’s continued operation of the ATA Online-related businesses or any alternative strategic opportunities will result in the same or greater value to shareholders as with the sale of ATA Online.